                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Criticare Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    226901106
                                 (CUSIP Number)

                                 Scott A. Shuda
                             BlueLine Partners, LLC
                     4115 Blackhawk Plaza Circle, Suite 100
                           Danville, California 94506

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 James C. Creigh
                       Blackwell Sanders Peper Martin LLP
                          1620 Dodge Street, Suite 2100
                              Omaha, Nebraska 68102
                                 (402) 964-5000

                                  April 1, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

                                  Page 1 of 7

--------------------------------------------------------------------------------
CUSIP No.  226901106
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------

    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           BlueLine Catalyst Fund VII, L.P.
           ID #:
---------- ---------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
           (a) [   ]  (b) [ X ]
---------- ---------------------------------------------------------------------

    3      SEC USE ONLY

---------- ---------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions)

           WC

---------- ---------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]

---------- ---------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------- ----- ----------------------------------------------

                             7    SOLE VOTING POWER

                                       0
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
           WITH
                            ----- ----------------------------------------------

                             8    SHARED VOTING POWER

                                       700,700
                            ----- ----------------------------------------------

                             9    SOLE DISPOSITIVE POWER

                                       0
                            ----- ----------------------------------------------

                             10   SHARED DISPOSITIVE POWER

                                       700,700
---------- ---------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         700,700
---------- ---------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [   ] (See Instructions)
---------- ---------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.12%
---------- ---------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       PN
---------- ---------------------------------------------------------------------

                                  Page 2 of 7

--------------------------------------------------------------------------------
CUSIP No.  226901106
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------

    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           BlueLine Partners, L.L.C.
           ID#:

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
           (a) [    ] (b) [ X ]
---------- ---------------------------------------------------------------------

    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------

    4      SOURCE OF FUNDS (See Instructions)
           WC

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]

---------- ---------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           California
---------- ---------------------------------------------------------------------
--------------------------- ----- ----------------------------------------------

                             7    SOLE VOTING POWER

                                           0
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
           WITH
                            ----- ----------------------------------------------

                             8    SHARED VOTING POWER

                                           700,700
                            ----- ----------------------------------------------

                             9    SOLE DISPOSITIVE POWER

                                           0
                            ----- ----------------------------------------------

                             10   SHARED DISPOSITIVE POWER

                                           700,700
---------- ---------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             700,700
---------- ---------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [   ] (See Instructions)
---------- ---------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                6.12%
---------- ---------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
---------- ---------------------------------------------------------------------

     This Amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D filed by BlueLine Catalyst Fund VII, L.P. ("BlueLine
Catalyst") and BlueLine Partners, L.L.C. ("BlueLine Partners" and, together with
BlueLine Catalyst, the "Reporting Entities") on December 14, 2004 (the "Schedule
13D"), relating to the common stock (the "Common Stock") of Criticare Systems,
Inc. (the "Company"). Items designated as "no change" indicate that the information previously included in the Schedule 13D remains current as of the date of this Amendment.

Item 1.  Security and Issuer

No change.

Item 2.  Identity and Background

No change.

Item 3.  Source and Amount of Funds

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 700,700 shares of the Common Stock (the "Shares"). The
Shares were purchased by BlueLine Catalyst in the open market with its investment capital.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended and restated to read as follows:

The purchases by BlueLine Catalyst of the Shares were effected because the
Reporting Entities believe that the Company represents an attractive investment based on the Company's operating history and continuing business prospects.

BlueLine Partners and its affiliated investment entities, including BlueLine
Catalyst, seek to make investments in companies deemed to be undervalued relative to their potential and in situations where they believe their efforts can help to create or unlock value. As part of its investment strategy, BlueLine
Partners has made contact with members of management and the board of directors of the Company to discuss areas where they believe performance can be improved.
Principal among these are: (i) better managing the Company's cost structure so that it can become consistently profitable on existing revenues and (ii)
improving governance practices to comply with new regulatory requirements and to increase the participation of the Company's board of directors.

The Reporting Entities believe the Company's representatives have been responsive in conversations but slow in taking the actions necessary to improve the Company's performance. BlueLine Partners will therefore seek to increase its level of involvement with the Company by, among other things, increasing its communication efforts with management, the board and other stakeholders in order to influence changes and reiterating offers it has previously made to

                                  Page 4 of 7

provide resources at its disposal to assist the Company in its strategic planning and analysis activities.

Depending on market conditions, general economic conditions and other factors, including the degree of their participation in the Company's business affairs, the Reporting Entities may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)  and (b) As of the date of this Amendment, each of the Reporting Entities may be deemed to own 700,700 shares of Common Stock. These shares represent approximately 6.12% of the shares of Common Stock outstanding based on
     11,457,111 shares of the Company's Common Stock outstanding as reported in the Company's Form 10-Q for the Company's fiscal quarter ended December 31,
     2004 as filed with the Securities and Exchange Commission on February 11,
     2005.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section
     13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(c)  Information concerning transactions in the Common Stock effected by the
     Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

No change.

Item 7.  Materials to be Filed as Exhibits

1. Exhibit A - Joint Filing Agreement dated December 14, 2004, signed by each of the Reporting Entities.* 2. Exhibit B - Transactions in the Common Stock by the
Reporting Entities during the past 60 days.

     * Incorporated by reference to the original Schedule 13D filed on December
14, 2004.

                                  Page 5 of 7

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 11, 2005

                                       BlueLine Catalyst Fund VII,
                                       L.P.

                                       By:  BlueLine Partners, L.L.C.
                                                  Its:  General Partner

                                       By: /s/ Scott Shuda
                                          --------------------------------------
                                       Name:  Scott Shuda
                                       Title:    Manager

                                       BlueLine Partners, L.L.C.

                                       By: /s/ Scott Shuda
                                          --------------------------------------
                                       Name:  Scott Shuda
                                       Title:    Manager

                                  Page 6 of 7

                                                                       EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

                   Date            No. of Shares             Price per Share
                 2/11/05                  5,800                    $3.46
                 2/14/05                  3,200                    $3.47
                 2/15/05                  3,000                    $3.46
                 2/16/05                     500                   $3.47
                 2/16/05                 (2,000)                   $3.49
                 2/17/05                     500                   $3.39
                 2/18/05                  3,000                    $3.38
                 2/22/05                  5,000                    $3.30
                 2/23/05                  2,000                    $3.25
                 2/24/05                17,200                     $3.12
                 2/25/05                  5,900                    $3.10
                 2/28/05                12,800                     $3.08
                  3/1/05                  5,600                    $3.28
                  3/2/05                  8,000                    $3.38
                  3/3/05                  5,000                    $3.36
                  3/4/05                     500                   $3.38
                  3/7/05                 (3,400)                   $3.48
                  3/8/05                 (2,800)                   $3.47
                  3/9/05                  2,100                    $3.35
                 3/10/05                  1,800                    $3.33
                 3/11/05                     500                   $3.35
                 3/14/05                  2,900                    $3.31
                 3/15/05                  1,400                    $3.39
                 3/16/05                  3,500                    $3.27
                 3/21/05                  2,200                    $3.23
                 3/22/05                  5,500                    $3.25
                 3/24/05                  2,000                    $3.23
                 3/29/05                  1,000                    $3.24
                 3/31/05                  2,000                    $3.13
                  4/1/05                  2,500                    $3.04
                  4/4/05                     800                   $3.03
                  4/6/05                     900                   $3.06
                  4/8/05                  8,300                    $3.10

                                  Page 7 of 7